May 18, 2005


Mail Stop 4561

Sian Herbert-Jones
Chief Financial Officer
Sodexho Alliance, SA
3, avenue Newton
78180 Montigny-le-Bretonneux
France

Re:	Sodexho Alliance, SA
	Form 20-F for the year ended August 31, 2004
      File No. 1-31274

Dear Ms. Herbert-Jones:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F for the year ended August 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Business Combinations and Impairment of Intangible Assets and
Goodwill, page 21

1. Please advise us of your basis in US GAAP for increasing the amount assigned to goodwill in a business acquisition by an amount equal to the deferred tax liability recorded. This disclosure is also included on page F-46.

Balance Sheet and Income Statement Data, page 25

2. We note that you have disposed of various subsidiaries during the years presented. In this regard, please present income (loss) from continuing operations in your table of selected financial data.
Refer to Item 3.A of Form 20-F.

Off-balance sheet arrangements, page 36

3. Please quantify the estimated obligations or liabilities (including contingent obligations or liabilities) related to each of your off-balance sheet commitments discussed. Refer to Item 5.E(c)
of Form 20-F.  This comment is also applicable to Note 3.20
Commitments.

Notes to the Consolidated Financial Statements

4. Throughout the notes, you refer to adjustments made for "scope of consolidation." Supplementally advise us and clarify in future filings to what you are referring.

Note 1. Significant Accounting Policies and Related Financial
Information

Revenue Recognition, page F-6

5. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 for purposes of reconciliation to US GAAP if not readily apparent.






Note 3.21 Retirement plans and other commitments

Other obligations, page F-34

6. Please advise us of the nature of the (euro) 442 million of obligations that were not recorded on the balance sheet. What is your basis in French GAAP for excluding these items? Should these items be accrued under US GAAP in accordance with FIN 45, and if so, have they been included in the reconciliation to US GAAP contained in
Note 5?

Note 4.3 Litigation, page F-35

7. We note that as of August 31, 2004, you had accrued (euro) 8.3 million ($10 million USD) in connection with the class action lawsuit discussed on page F-35. We also note that this lawsuit was subsequently settled for approximately $80 million USD. Please advise us why you believed the accrual as of August 31, 2004 was sufficient under French and US GAAP. For reference see paragraphs 8-
10 of SFAS 5.

Note 5.4(g) Other, net

Consolidation, page F-51

8. We note from page 26 that you consolidate some entities in which you own 50% or less of the entity. This does not appear to be a controlling interest, and therefore does not meet consolidation criteria under US GAAP. Please advise us why you have not addressed this as a reconciling item. In addition, advise us of the financial statement impact and revise if material.

Note 5.7(c) IAS 7 Consolidated Statements of Cash Flow, page F-55

9. Please advise us of your basis for characterizing restricted cash and marketable securities as cash in the consolidated statements of cash flows. Paragraph 7 of IAS 7 states that equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents. For an investment to qualify as a cash equivalent it must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. It does not appear that your marketable securities or restricted cash meet these criteria. In addition, please advise us whether the 3 million shares of Sodexho Alliance referred to on page F-10 have been excluded from the cash and cash equivalents balance.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears, Staff Accountant, at (202)
551-3429 or the undersigned at (202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Sodexho Alliance, SA
May 18, 2005
Page 1